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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PRIMORIS SERVICES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

74164F 11 1
(CUSIP Number of Warrants)

74164F 20 2
(CUSIP Number of Units)

Brian Pratt
Chairman of the Board, Chief Executive Officer and President
Primoris Services Corporation
26000 Commercentre Drive
Lake Forest, California 92630
(949) 598-9242
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee(1)
$4,500,000	$176.85

(1)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of cash offered by the Company.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Filing Party: Not applicable.

Form or Registration No.: Not applicable.

Date Filed: Not applicable.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

 INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Primoris Services Corporation ("Primoris" or the "Company") to purchase up to $4,500,000 worth of the Company's publicly traded and privately placed common stock purchase warrants, each of which entitles the holder to purchase one share of our Common Stock at a price of $5.00 per share and is exercisable at any time on or prior to October 2, 2010, unless earlier redeemed (collectively, the "Warrants"), at a price not greater than $1.20 nor less than $0.85 per Warrant, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated November 26, 2008 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.    SUMMARY TERM SHEET

        The information set forth in the Offer to Purchase under the section entitled "Summary" is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION

  (a)
  The name of the subject company and issuer is Primoris Services Corporation, a Delaware corporation. The address of the Company's principal executive offices is 26000 Commercentre Drive, Lake Forest, California 92630, and its telephone number is (949) 598-9242.

  (b)
  This Tender Offer Statement on Schedule TO relates to the Offer to Purchase, pursuant to which Primoris is offering warrant holders the opportunity to exchange $4,500,000 worth of outstanding Warrants for cash for a single per Warrant purchase price to be determined, not greater than $1.20 nor less than $0.85. Primoris is making the Offer upon the terms and subject to the conditions described in the Offer to Purchase. The information set forth in the Offer to Purchase under the section entitled "Summary" and under "The Offer, Section 2, Number of Shares; Proration", is incorporated herein by reference. The Company currently has 6,311,364 redeemable Warrants outstanding as of November 25, 2008, of which 46,310 Warrants are held as part of Units.

  (c)
  Information about the trading market and price of the Warrants is set forth under "The Offer, Section 9, Price Range of Units, Common Stock and Warrants" of the Offer to Purchase is incorporated herein by reference.

Item 3.    IDENTITY AND BACKGROUND OF FILING PERSON

  (a)
  The Company is the filing person and the subject company. The names of the executive officers and directors of the Company are as follows:

Name	Position with the Company
Brian Pratt	Chairman of the Board, Chief Executive Officer, President and Director
John P. Schauerman	Chief Financial Officer and Director
Eric S. Rosenfeld	Director
Peter J. Moerbeek	Director
Stephen C. Cook	Director
David D. Sgro	Director
Thomas E. Tucker	Director
John M. Perisich	Senior Vice President, General Counsel and Secretary
Alfons Theeuwes	Senior Vice President of Accounting and Finance

    The address of the Company and each of the Company's executive officers and directors is 26000 Commercentre Drive, Lake Forest, California 92630 and the Company's telephone number is (949) 598-9242.

    The information set forth in the Offer to Purchase under "The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Warrants by Directors and Executive Officers" and "The Offer, Section 11, Transactions and Agreements Concerning the Warrants", are incorporated herein by reference.

Item 4.    TERMS OF THE TRANSACTION

  (a)
  Information about the terms of the transaction under "Summary" and "The Offer, Sections 1 through 15" of the Offer to Purchase are incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

  (b)
  The information set forth in the Offer to Purchase under "The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Warrants by Directors and Executive Officers" and "The Offer, Section 11, Transactions and Agreements Concerning the Warrants", are incorporated herein by reference.

Item 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

  (a)
  The information under "The Offer, Section 11, Transactions and Agreements Concerning Warrants" of the Offer to Purchase is incorporated herein by reference.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  (a)
  The information about the purpose of the transaction under "The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Plans and Proposals" is incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  The information about the purpose of the transaction under "The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Plans and Proposals" is incorporated herein by reference.

Item 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)
  The information set forth in the Offer to Purchase under "The Offer, Section 10, Source and Amount of Funds", is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Purchase under "The Offer, Section 7, Certain Conditions of the Offer", is incorporated herein by reference.

  (d)
  Not applicable.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)
  The information set forth in the Offer to Purchase under Section 8 "Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Warrants by Directors and Executive Officers" is incorporated herein by reference.

  (b)
  There were no transactions in the Warrants required to be disclosed pursuant to this Item 8(b).

Item 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

  (a)
  The Company has retained MacKenzie Partners, Inc. ("MacKenzie") as the Information Agent in connection with the Offer and will pay MacKenzie a fee of $8,000 for its services. In addition, MacKenzie is entitled to reimbursement of its reasonable out-of-pocket expenses.

    The Company has retained Continental Stock Transfer & Trust Company ("Continental") to act as the Depositary. MacKenzie may contact Warrant holders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee Warrant holders to forward material relating to the Offer to beneficial owners. Each of Continental and MacKenzie will receive reasonable and customary compensation for its services in connection with the Company's Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.    FINANCIAL STATEMENTS

  (a)
  The information set forth in the Offer to Purchase under "The Offer, Section 12, Financial Information Regarding the Company", is incorporated herein by reference.

  (b)
  Not applicable.

Item 11.    ADDITIONAL INFORMATION

  (a)
  (1)  There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer, other than the information under "The Offer, Section 11, Transactions and Agreements Concerning Warrants" of the Offer to Purchase, which is incorporated herein by reference.

  (2)
  There are no applicable regulatory requirements or approvals needed for the Offer.

  (3)
  Not applicable.

    (4)
    Not applicable.

    (5)
    None.

  (b)
  None.

Item 12.    EXHIBITS

        The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offer to Purchase for Cash, dated November 26, 2008.
(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(C)	Notice of Guaranteed Delivery.
(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(5)(A)	Press Release dated November 26, 2008.
(B)	Registrant's Form 424(b)(3) Final Prospectus filed July 10, 2008, SEC File No. 333-150343 (Incorporated by reference).
(C)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and filed November 14, 2008 (Incorporated herein by reference).
(D)	Current Report on Form 8-K dated July 31, 2008, filed August 6, 2008, as amended on August 11, 2008 (Incorporated herein by reference).
  (b)
  Not applicable.

  (d)
  Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Rhapsody Acquisition Corp (Incorporated herein by reference to Rhapsody Acquisition Corp.'s Registration Statement on Form S-1 or amendments thereto (SEC File No. 333-134694).

  (g)
  None.

  (h)
  Not applicable.

Item 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIMORIS SERVICES CORPORATION
By:	/s/ JOHN P. SCHAUERMAN
Name:	John P. Schauerman
Title:	Chief Financial Officer and Director

Date: November 26, 2008

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase for Cash, dated November 26, 2008.
(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(C)	Notice of Guaranteed Delivery.
(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(5)(A)	Press Release dated November 26, 2008.
(B)	Registrant's Form 424(b)(3) Final Prospectus filed July 10, 2008, SEC File No. 333-150343 (Incorporated by reference).
(C)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and filed November 14, 2008 (Incorporated herein by reference).
(D)	Current Report on Form 8-K dated July 31, 2008, filed August 6, 2008, as amended on August 11, 2008 (Incorporated herein by reference).
(d)
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Rhapsody Acquisition Corp (Incorporated herein by reference to Rhapsody Acquisition Corp.'s Registration Statement on Form S-1 or amendments thereto (SEC File No. 333-134694).

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INTRODUCTION
  Item 1. SUMMARY TERM SHEET
  Item 2. SUBJECT COMPANY INFORMATION
  Item 3. IDENTITY AND BACKGROUND OF FILING PERSON
  Item 4. TERMS OF THE TRANSACTION
  Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  Item 10. FINANCIAL STATEMENTS
  Item 11. ADDITIONAL INFORMATION
  Item 12. EXHIBITS
  Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX